UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              RIVIERA TOOL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769648106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 769648106
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF
SHARES            5   SOLE VOTING POWER: 851,094 shares of Common Stock.*
BENEFICIALLY      --------------------------------------------------------------
OWNED BY
EACH              6   SHARED VOTING POWER: 851,094 shares of Common Stock.*
REPORTING         --------------------------------------------------------------
PERSON
                  7   SOLE DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------

                  8   SHARED DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         851,094 shares of Common Stock.
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         |X|
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.99%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------

         * As of December 31, 2005, Laurus Master Fund, Ltd. held (i) a Secured Convertible Term Note, as amended, in the aggregate initial principal amount of $3,200,000, which is convertible into shares of common stock, no par value per share (the "Shares"), of Riviera Tool Company, a Michigan corporation (the "Company"), at a conversion rate of $1.66 per share, subject to certain adjustments (the "Term Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Borrowing Note"), (iii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $9,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Revolving Note"), (iv) options to acquire 650,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments (the "Options"), and (v) 271,227 Shares. Principal and interest payable under each of the Term Note, the Borrowing Note and the Revolving Note may be payable in either cash or Shares, pursuant to the terms of the applicable instrument. On December 12, 2005, Laurus Master Fund, Ltd. converted an aggregate of $150,000 principal amount of the Term Note into 272,727 Shares. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares exceeded the 4.99% Issuance limitation. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an additional issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 19.99% of the Shares then issued and outstanding (the "19.99% Issuance Limitation"). The 19.99% Issuance Limitation may not be waived by Laurus Master Fund, Ltd. The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares did not exceed the 19.99% Issuance Limitation. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd.

--------------------------------------------------------------------------------
CUSIP No. 769648106
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON: Laurus Capital Management, LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
NUMBER OF
SHARES            5   SOLE VOTING POWER: 851,094 shares of Common Stock.*
BENEFICIALLY      --------------------------------------------------------------
OWNED BY
EACH              6   SHARED VOTING POWER: 851,094 shares of Common Stock.*
REPORTING         --------------------------------------------------------------
PERSON
                  7   SOLE DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------

                  8   SHARED DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         851,094 shares of Common Stock.
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         |X|
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.99%
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------

         * As of December 31, 2005, Laurus Master Fund, Ltd. held (i) a Secured Convertible Term Note, as amended, in the aggregate initial principal amount of $3,200,000, which is convertible into shares of common stock, no par value per share (the "Shares"), of Riviera Tool Company, a Michigan corporation (the "Company"), at a conversion rate of $1.66 per share, subject to certain adjustments (the "Term Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Borrowing Note"), (iii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $9,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Revolving Note"), (iv) options to acquire 650,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments (the "Options"), and (v) 271,227 Shares. Principal and interest payable under each of the Term Note, the Borrowing Note and the Revolving Note may be payable in either cash or Shares, pursuant to the terms of the applicable instrument. On December 12, 2005, Laurus Master Fund, Ltd. converted an aggregate of $150,000 principal amount of the Term Note into 272,727 Shares. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares exceeded the 4.99% Issuance limitation. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an additional issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 19.99% of the Shares then issued and outstanding (the "19.99% Issuance Limitation"). The 19.99% Issuance Limitation may not be waived by Laurus Master Fund, Ltd. The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares did not exceed the 19.99% Issuance Limitation. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd.

--------------------------------------------------------------------------------
CUSIP No. 769648106
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------
4
         CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel
--------------------------------------------------------------------------------

NUMBER OF
SHARES            5   SOLE VOTING POWER: 851,094 shares of Common Stock.*
BENEFICIALLY      --------------------------------------------------------------
OWNED BY
EACH              6   SHARED VOTING POWER: 851,094 shares of Common Stock.*
REPORTING         --------------------------------------------------------------
PERSON
                  7   SOLE DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------

                  8   SHARED DISPOSITIVE POWER: 851,094 shares of Common Stock.*
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         851,094 shares of Common Stock.
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               [X]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.99%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------

         * As of December 31, 2005, Laurus Master Fund, Ltd. held (i) a Secured Convertible Term Note, as amended, in the aggregate initial principal amount of $3,200,000, which is convertible into shares of common stock, no par value per share (the "Shares"), of Riviera Tool Company, a Michigan corporation (the "Company"), at a conversion rate of $1.66 per share, subject to certain adjustments (the "Term Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Borrowing Note"), (iii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $9,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Revolving Note"), (iv) options to acquire 650,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments (the "Options"), and (v) 271,227 Shares. Principal and interest payable under each of the Term Note, the Borrowing Note and the Revolving Note may be payable in either cash or Shares, pursuant to the terms of the applicable instrument. On December 12, 2005, Laurus Master Fund, Ltd. converted an aggregate of $150,000 principal amount of the Term Note into 272,727 Shares. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares exceeded the 4.99% Issuance limitation. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an additional issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 19.99% of the Shares then issued and outstanding (the "19.99% Issuance Limitation"). The 19.99% Issuance Limitation may not be waived by Laurus Master Fund, Ltd. The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares did not exceed the 19.99% Issuance Limitation. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd.

--------------------------------------------------------------------------------

CUSIP No. 769648106
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Eugene Grin
--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------

4              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

                         5          SOLE VOTING POWER: 851,094 shares of Common
                                    Stock.*
               -----------------------------------------------------------------
NUMBER OF                6          SHARED VOTING POWER: 851,094 shares of
SHARES                              Common Stock.*
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY
EACH                     7          SOLE DISPOSITIVE POWER: 851,094 shares of
REPORTING                           Common Stock.*
PERSON         -----------------------------------------------------------------
                         8          SHARED DISPOSITIVE POWER: 851,094 shares of
                                    Common Stock.*
--------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               851,094 shares of Common Stock.
--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [X]
--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               19.99%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

----------

        * As of December 31, 2005, Laurus Master Fund, Ltd. held (i) a Secured Convertible Term Note, as amended, in the aggregate initial principal amount of $3,200,000, which is convertible into shares of common stock, no par value per share (the "Shares"), of Riviera Tool Company, a Michigan corporation (the "Company"), at a conversion rate of $1.66 per share, subject to certain adjustments (the "Term Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Borrowing Note"), (iii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $9,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Revolving Note"), (iv) options to acquire 650,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments (the "Options"), and (v) 271,227 Shares. Principal and interest payable under each of the Term Note, the Borrowing Note and the Revolving Note may be payable in either cash or Shares, pursuant to the terms of the applicable instrument. On December 12, 2005, Laurus Master Fund, Ltd. converted an aggregate of $150,000 principal amount of the Term Note into 272,727 Shares. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares exceeded the 4.99% Issuance limitation. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an additional issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 19.99% of the Shares then issued and outstanding (the "19.99% Issuance Limitation"). The 19.99% Issuance Limitation may not be waived by Laurus Master Fund, Ltd. The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares did not exceed the 19.99% Issuance Limitation. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd.

Item 1(a).        Name of Issuer:  Riviera Tool Company


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  5460 Executive Parkway S.E.
                  Grand Rapids, Michigan  49512

Item 2(a).        Name of Person Filing: Laurus Master Fund, Ltd.

                           This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                  c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).        Citizenship:  Cayman Islands

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  769648106

Item 3.           Not Applicable

Item 4.           Ownership:

      (a) Amount Beneficially Owned: 851,094 shares of Common Stock*

      (b) Percent of Class: 19.99%*

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 851,094 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 851,094 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 851,094 shares of Common Stock*

            iv)   shared  power to  dispose  or to direct  the  disposition  of:
                  851,094 shares of Common Stock*

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:  Not applicable

Item 10. Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------

        * As of December 31, 2005, Laurus Master Fund, Ltd. held (i) a Secured Convertible Term Note, as amended, in the aggregate initial principal amount of $3,200,000, which is convertible into shares of common stock, no par value per share (the "Shares"), of Riviera Tool Company, a Michigan corporation (the "Company"), at a conversion rate of $1.66 per share, subject to certain adjustments (the "Term Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Borrowing Note"), (iii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $9,000,000, which is convertible into Shares at a conversion rate of $1.66 per share, subject to certain adjustments (the "Revolving Note"), (iv) options to acquire 650,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments (the "Options"), and (v) 271,227 Shares. Principal and interest payable under each of the Term Note, the Borrowing Note and the Revolving Note may be payable in either cash or Shares, pursuant to the terms of the applicable instrument. On December 12, 2005, Laurus Master Fund, Ltd. converted an aggregate of $150,000 principal amount of the Term Note into 272,727 Shares. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Laurus Master Fund, Ltd. upon 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares exceeded the 4.99% Issuance limitation. Each of the Term Note, the Borrowing Note, the Revolving Note and the Options contains an additional issuance limitation prohibiting Laurus Master Fund, Ltd. from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 19.99% of the Shares then issued and outstanding (the "19.99% Issuance Limitation"). The 19.99% Issuance Limitation may not be waived by Laurus Master Fund, Ltd. The partial conversion of the Term Note on December 12, 2005 into 272,727 Shares did not exceed the 19.99% Issuance Limitation. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 2, 2006
                                                     ---------------------------
                                                     Date


                                                     /s/ Eugene Grin
                                                     ---------------------------
                                                     Eugene Grin
                                                     Director

APPENDIX A

A. Name:             Laurus Capital Management, LLC,
                     a Delaware limited liability company
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022
   Place of Organization: Delaware

B. Name:             Eugene Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

C. Name:             David Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ Eugene Grin
------------------------------------------
    Eugene Grin
    Principal
    February 2, 2006


/s/ Eugene Grin
------------------------------------------
    Eugene Grin, on his individual behalf
    February 2, 2006


/s/ David Grin
------------------------------------------
    David Grin, on his individual behalf
    February 2, 2006